UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Cynosure, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities Underlying Options)

Michael R. Davin

President and Chief Executive Officer

Cynosure, Inc.

5 Carlisle Road

Westford, MA 01886

(978) 256-4200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jason L. Kropp, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Telephone: (617) 526-6000

Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,634,895	$301.96

*	Estimated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 597,216 shares of the Issuer’s class A common stock having an aggregate value of $2,634,895 based on the Black-Scholes option pricing model as of March 8, 2012 will be exchanged or cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [Not applicable.]	Filing party: [Not applicable.]

Form or Registration No.: [Not applicable.]	Date filed: [Not applicable.]

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary	Term Sheet.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for New Stock Options, filed as Exhibit (a)(1)(A) hereto (the “Offer to Exchange”) is incorporated herein by reference.

Item 2. Subject	Company Information.

(a) Name and Address.

The name of the issuer is Cynosure, Inc. The address of its principal executive office is 5 Carlisle Road, Westford, Massachusetts 01886, and the telephone number at that address is (978) 256-4200. The information set forth in the Offer to Exchange under The Exchange Offer—Information About Us; Financial Information is incorporated herein by reference.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which Cynosure is offering certain optionholders the opportunity to exchange certain outstanding options to purchase shares of Cynosure’s class A common stock, par value $0.001 per share, (“class A common stock”) that were originally granted under Cynosure’s 2005 Stock Incentive Plan (the “2005 Plan”) with an exercise price equal to or greater than $20.00 per share, for a reduced number of options to purchase shares of class A common stock to be granted under the 2005 Plan. The actual number of shares of class A common stock subject to the new stock options to be issued in the Exchange Offer (as defined in the Offer to Exchange) will depend on the number of shares of Common Stock subject to the unexercised stock options tendered by Eligible Optionholders (as defined in the Offer to Exchange) and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and the sections under The Exchange Offer titled Eligible Stock Options; Eligible Optionholders; Expiration Date, Acceptance of Eligible Stock Options; New Stock Options, and Source and Amount of Consideration; Terms of New Stock Options is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer—Price Range of Our Class A Common Stock is incorporated herein by reference.

Item 3. Identity	and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction F to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms	of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and the sections under The Exchange Offer titled Eligible Stock Options; Eligible Optionholders; Expiration Date; Procedures for Electing to Exchange Eligible Stock Options; Withdrawal Rights; Acceptance of Eligible Stock Options; New Stock Options; Conditions of the Exchange Offer; Source and Amount of Consideration; Terms of New Stock Options; Information About Us; Financial Information; Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Material

U.S. Federal Income Tax Consequences; and Extension of the Exchange Offer; Termination; Amendment are incorporated herein by reference.

(b) Purchases.

Executive officers of the Company and members of the Company’s Board of Directors who hold Eligible Stock Options are eligible to participate. The information set forth in the Offer to Exchange in the sections under The Exchange Offer titled Procedures for Electing to Exchange Eligible Stock Options; and Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, and Schedule B of the Offer to Exchange are incorporated herein by reference.

Item 5. Past	Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Schedule B of the Offer to Exchange are incorporated herein by reference. The Company’s 2005 Stock Incentive Plan filed as Exhibit (d)(1) hereto also contain information regarding the Company’s securities.

Item 6. Purposes	of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer—Purpose of the Exchange Offer is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under the sections under The Exchange Offer titled Acceptance of Eligible Stock Options; New Stock Options; and Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under The Exchange Offer—Purpose of the Exchange Offer is incorporated herein by reference.

Item 7. Source	and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under the sections under The Exchange Offer titled Source and Amount of Consideration; Terms of New Stock Options; and Fees and Expenses is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer—Conditions of the Exchange Offer is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest	in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Schedule B of the Offer to Exchange is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Schedule B of the Offer to Exchange is incorporated herein by reference.

Item 9. Person/Assets,	Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial	Statements.

(a) Financial Information.

The information set forth in Item 15 (“Exhibits and Financial Statements Schedules”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011; and the information set forth in Schedule A to the Offer to Exchange and in the Offer to Exchange under the sections under The Exchange Offer titled Information About Us; Financial Information, and Additional Information is incorporated herein by reference. Cynosure’s Annual Report on Form 10-K can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional	Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Risk Factors and the sections under The Exchange Offer titled Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Legal Matters; Regulatory Approvals is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information	Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CYNOSURE, INC.

/s/ Timothy W. Baker
Timothy W. Baker
Executive Vice President, Chief Financial
Officer, Treasurer

Date: March 12, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated March 12, 2012.

(a)(1)(B)	Cover letter to all Eligible Optionholders Holding Eligible Stock Options from Michael R. Davin, President and Chief Executive Officer, dated March 12, 2012.

(a)(1)(C)	Election and Withdrawal Form.

(a)(1)(D)	Forms of E-mail Confirmation.

(a)(1)(E)	Forms of Reminder and Last Day E-mails.

(a)(1)(F)	2005 Stock Incentive Plan Form of Stock Option Agreement.

(a)(5)	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (filed with the Securities and Exchange Commission on March 8, 2012) is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	2005 Stock Incentive Plan, (this exhibit was previously filed as an exhibit to the Company’s to the Company’s Registration Statement on Form S-1 (No. 333-127463) filed on August 11, 2005, as amended, and is incorporated herein by reference).

(d)(2)	2005 Stock Incentive Plan Form of Stock Option Agreement (see Exhibit (a)(1)(F)).

(g)	Not applicable.

(h)	Not applicable.